ISSUER FREE WRITING PROSPECTUS

Dated May 8, 2020

Filed Pursuant to Rule 433

Registration No. 333-233992

1 Nasdaq: YGMZ MingZhu Logistics Holdings Limited Investor Presentation May 2020

2 Safe Harbor & Free Writing Prospectus Statement Readers are cautioned that securities of MingZhu Logistics Holdings Limited (the “Company,” “we,” “our” or “us) are highly speculative . No representation or warranty, expressed or implied, is or will be made and, save in the case of intention or fraud, no responsibility or liability is or will be accepted by the Company or by any of its directors, officers, employees, agents or affiliates as to or in relation to the presentation or the information contained therein or forming the basis of this presentation or for any reliance placed on the presentation by any person whatsoever . This presentation includes statements that are, or may be deemed, "forward - looking statements . " In some cases these forward - looking statements can be identified by the use of forward - looking terminology, including the terms "believes," "estimates," "anticipates," expects," "plans,“ "intends," "may," "could," "might," "will," "should," "approximately," "potential," or in each case, their negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words . They appear in several places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the trucking service market in China and the prospects of our businesses as stated herein . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial conditions and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus contained in the registration statement on Form F - 1 initially filed with the Securities and Exchange Commission (the “SEC”) on September 27 , 2019 , as amended (Registration No . 333 - 233992 ), for our proposed initial public offering (the "Registration Statement") . In addition, even if our results of operations, financial conditions and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation . This presentation highlights basic information about us and the offering . Because it is a summary, it does not contain all of the information that you should consider before investing . You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and any forward - looking statements . We have filed the Registration Statement (including a prospectus) with the SEC for the offering to which this presentation relates . The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . The preliminary prospectus, dated April 23 , 2020 , contained in the Registration Statement, is available on the SEC website at : https : //www . sec . gov/Archives/edgar/data/ 1782037 / 000121390020009916 /ea 120927 - f 1 a 4 _mingzhu . htm . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ViewTrade Securities, Inc . at 7280 W Palmetto Park Rd Suite 310 , Boca Raton, FL 33433 , or by calling + 1 561 - 620 - 0306 x 128 . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or will there be any sale of the Company’s securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering may only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration become effective . Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus or approved or disapproved the ordinary shares offered pursuant to the above referenced Registration Statement and prospectus . Any representation to the contrary is a criminal offense .

3 Company at a Glance Years of Operation 17 2019 Net Income $1.6M 2 nd largest trucking service provider in the Guangdong region in 2017 3A - grade Trucking service provider in China 2019 Revenue $29.4 M Regional Terminals 2 Trailers 83 Tractors 132

4 Table of Contents 1 2 3 4 5 Company Introduction Business Overview Industry Analysis Financials Offering Summary & Investment Highlight

5 Offering Summary Issuer MingZhu Logistics Holdings Limited Securities Ordinary Shares Exchange/Ticker Nasdaq CM : YGMZ Pre - Offering Shares Outstanding 9 , 250 , 000 Number of Shares Offered 3,000,000 (3,450,000 if full exercise of the underwriters’ over - allotment option) Post - Offering Shares Outstanding 12,250,000 (12,700,000 if full exercise of the underwriters’ over - allotment option) Offering Price per Share $ 4 ~ $ 4 . 5 Gross Proceeds $ 12 Million ~ $ 13 . 5 Million Post - Offering Valuation $ 49 Million ~ $ 55 Million Use of Proceeds (i) 50% for acquiring new revenue equipment through capital leases, including tractors and trailers; (ii) 5% for operational improvement, including a new information system for fleet management and additional management personnel for expanded operation; (iii) 15% for strategic acquisitions and alliances; (iv) 30% for working capital and general corporate purposes. Underwriter ViewTrade Securities, Inc . Target Offering Date 1 H, 2020 (est . )

6

Investment Highlights

盐港明珠

1

Market Trend

Favorable trend in trucking service sector of transportation, driven by the growth of e-commerce and domestic economic growth in China, government support through official policies and planning support, and infrastructure improvement.

2

Business Model

A combination of own and sub-contractor fleets allows for scale and flexibility while maintaining service quality and profitability. Information technology system improves customer experience and operating efficiency.

3

Network & Relationships

We offer diversified logistic services from two terminals (Guangdong and Xinjiang) with service network covering 83.5% of provinces and regions in China and maintain strong long-term relationship with many of our customers.

4

Industry Barriers

The industry has high entry barriers, which require significant capital investment in fleet, broad service network and strong customer relationships to be able to compete effectively.

5

Post-IPO Expansion Plan

IPO and Nasdaq listing will provide additional capital and publicity, allowing for growth acceleration through fleet expansion, operational improvement, and strategic acquisitions and alliances.

Wide-open field with no dominant player (top 5 players only accounted for 0.71% of the Guangdong market in 2017), offering opportunity for us to potentially become a consolidator after the IPO.

7 == Company Overview 51.7 % Revenue for 2019 Guangdong Terminal 48.3 % Xinjiang Terminal • Over 17 years of operating history • Operate through a mix of self - owned fleet and subcontractors' fleet • Offer both network density and broad geographic coverage to meet customers’ diverse transportation needs Primarily provide dedicated trucking services within the PRC Revenue from Xinjiang province is primarily generated from transportation services within the Xinjiang province. Primary services are for the delivery of slack coal within Xinjiang province. Revenue from Guangdong province is primarily generated from highway transportation services and subcontracting business of air freight services. Services are mostly embarking from the Pearl River Delta Region to other provinces in the PRC. 2nd largest trucking service provider in the Guangdong in 2017. Revenue for 2019

8 Corporate Structure and History 2002 2010 2018 2020 MingZhu Logistics Holdings Limited (Cayman Islands) MingZhu Investment Limited (BVI) YGMZ (Hong Kong) Limited 100% 100% 100% 100% Outside of China Inside China 100% Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (PRC) Shenzhen Yangang MingZhu Supply Chain Management Co., Ltd. (PRC) Shenzhen Pengcheng Shengshi Logistics Co., Ltd. (PRC)

9 Management Jinlong Yang Chairman & CEO • Chairman and CEO of the Company since April 2018 • Executive Director and General Manager of MingZhu since August 2012; joined MingZhu as a sales manager in 2009 • Previously an officer at the Exit and Entry Frontier Inspection Stations in Shenzhen • Bachelor of Law degree from the Party School of the Central Committee of the Communist Party of China Zhuo Wang Director • Director of the Company since April 2018 • Marketing Manager of Springview Enterprises Private Limited since June 2018 • Managing Director of China International Securities Limited since May 2017 • Director of China International Corporate Management Limited since March 2017 • Bachelor of Science degree in Business Management from Babson College in Boston, Massachusetts Jingwei Zhang CFO • CFO of the Company since April 2018 and Financial Director of MingZhu since December 2016 • Corporate Accountant of ERI Management from May 2015 to November 2016 • Accountant at St. Plum - Blossom Press Pty. Ltd. from January 2014 to May 2015 • Associate degree in Business Administration from City University of Hong Kong Bachelor of Business and Commerce degree in Accounting from Monash University in Melbourne

10 Independent Directors Mikael Charette Independent Director • Independent director of the Company starting the effective date of the Registration Statement • Vice Chairman and Director of the Canadian Chamber of Commerce in Shanghai since April 2019 • Vice President of Fung & Yu CPA Ltd. since April 2019 • President of Well Asia Group since May 2006 • Partner of Harvey Law Group from February 2005 to May 2006 and January 2009 to December 2015 • Master’s degree in Law from City University of Hong Kong; Juris Doctor degree from University of Victoria Yanhong Xue Independent Director • Independent director of the Company starting the effective date of the Registration Statement • CFO of iFresh Inc. (Nasdaq: IFMK) since March 2020 • Partner of Wall Street CPA Services, LLC since October 2010 • CFO of XT Energy Group, Inc. (OTCQB: XTEG) from July 2018 to March 2020 • Bachelor’s degree in history from Peking University Master’s degree in accounting from State University of New York at Binghamton • Certified Public Accountant in the State of New York • Member of American Institute of Certified Public Accountants To Wai Suen Independent Director • Independent director of the Company starting the effective date of the Registration Statement • CFO and corporate secretary of China Smarter Energy Group Holdings Limited since February 2017 • Bachelor of Arts degree from The Chinese University of Hong Kong; Bachelor of Commerce degree from The University of Western Australia • Member of the Hong Kong Institution of Certified Public Accountant; Certified Practicing Accountant of Australia

11 Delivery Network Highway Transportation Regional Transportation XINJIANG . SHENZHEN, GUANGDONG Our delivery network covers 29 out of the 34 provinces and autonomous regions in China, representing 83.5% of network coverage.

12 Fleet We have a sizable fleet and a network of subcontractors, which enables us to provide reliable and flexible trucking services Self - owned fleet • 132 tractors and 83 trailers • Invested in 61 of Liquefied Natural Gas (LNG) transportation vehicles to reduce carbon emissions • Install GPS systems in vehicles for real - time location tracking • All vehicles are insured against losses and damages for both drivers and third parties Subcontractors’ fleet • Coupled with our subcontractors to provide a fleet of 200 tractors and 200 trailers on a stable basis • 4 subcontractors accounted for 49.9%, 18.0%, 16.6% and 13.0% of the Company’s total subcontracting costs for 2019 Tractor Trailer Truck

13 Customers and Suppliers CUSTOMERS : SUPPLIERS : (Huizhou Branch)

14 Awards and Recognitions Accredited by the China Federation of Logistics & Purchasing as a 3A - grade trucking services company for the

15 Competitive Strengths Long - Standing Relationship • Strong customer base across different industries • 40 customers during 2019 • Over 9 years of business relationship with customers like Best Inc. and ANE Group Substantial Industry Experience • Over 17 years of operation in the transportation service industry • Cater to the needs of all customers in a timely manner Experienced and Motivated Management Team • Senior management team has an average of 14 years of experience in the transportation industry Well - Functioned Network • 2 regional terminals: Guangdong and Xinjiang • Comprehensive services and routes with established network of transport nodes Sizable Fleet • Self - owned fleet consist of 132 tractors and 83 trailers • Business relationships with several external transportation companies • Ability to mobilize 200 tractors and 200 trailers on a stable daily basis Fleet and Maintenance System Designated to Optimize Life Cycle Investment • Focused on personnel safety, regulatory compliance and adoption of a comprehensive insurance

16 Growth Strategies • Attract, retain, and develop the best talent in the industry across all levels • Provide training and other education to equip employees with additional skills • Acquire additional tractors, trailers and trucks • Upgrade and replace existing transportation vehicles with liquefied natural gas - powered transportation vehicles • Minimize fleet downtime and disruption of our services • Acquire a customized integrated transportation tracking system to better monitor job completion progress • Acquire additional hardware to support the implementation of the system • Maintain good relationships with existing customers and suppliers • Seek out new customers through marketing activities such as participating in trade fairs and functions • Target market/ geographic regions with high demand but untapped by competitors • Devote more resources to increase presence in Xinjiang and other emerging regions by strengthening sales and marketing and forming more strategic alliances • Plan to pursue selected M&As and form strategic alliances to complement the organic growth of existing operations • Highly fragmented market with top 5 players only accounting for 0.71% of the Guangdong market in 2017 (Frost and Sullivan Report, July 2019) Attract/Retain Talents Expand/Upgrade Fleet Strengthen Info. Tech. System Expand Customer Base Expand In New Markets Acquire/Invest in Strategic Entities

17 China ’ s Trucking Service Market Source: National Bureau of Statistics; The Frost & Sullivan Report , July 2019 • The revenue of China’s trucking service market grew at a CAGR of 1.6% from RMB4.77 trillion (approximately $694.0 billion) in 20 12 to RMB5.16 trillion (approximately $750.8 billion) in 2017 and is projected to further grow at a CAGR of 2.5% to RMB5.70 trillion (approximately $829.7 billion) in 2021. • Freight turnover increased at a CAGR of 2.5% from 17,377 billion ton per kilometer in 2012 to 19,613 billion ton per kilomete r i n 2017, with the eastern region of China contributing to the highest percentage of freight turnover (36.8% of total ).

18 Industry Growth Drivers Source: National Bureau of Statistics; The Frost & Sullivan Report, July 2019 • The growth of the trucking service market is driven by population growth, economic growth, particularly the e - commerce boom, the infrastructure buildout, and government support.

19 The Guangdong Market Source: National Bureau of Statistics; The Frost & Sullivan Report, July 2019 • Total road freight traffic volume in Guangdong grew at a CAGR of 3 . 1 % from 2 . 61 billion tons in 2013 to 3 . 05 billion tons in 2018 and is projected to further grow at a CAGR of 2 . 9 % to 3 . 52 billion tons in 2023 . • Revenue of the trucking service market in Guangdong reached RMB 92 . 8 billion (approximately $ 13 . 5 billion) in 2017 with a CAGR of 9 . 2 % from 2012 to 2017 , and is projected to further grow to RMB 124 . 2 billion (approximately $ 18 . 1 billion) in 2022 . • Guangdong’s advantageous location, bordering the southeast coast of China, also known as the beginning of “The Silk Roads”, gives it easy access to many ports and is ideal for domestic and foreign trade . • Guangdong has taken efforts to improve their port and transportation network infrastructure significantly . • The Guangdong government has issued many supportive policies to standardize and modernize the transportation industry .

20 The Xinjiang Market Source: National Bureau of Statistics; The Frost & Sullivan Report, July 2019 • Xinjiang houses a crucial segment of the Silk Road leading to Euroasia and is expected to benefit from the “One Belt, One Road” initiative . • Xinjiang’s GDP grew from approximately RMB 0 . 75 trillion (approximately $ 0 . 11 trillion) in 2012 to RMB 0 . 96 trillion (approximately $ 0 . 14 trillion) in 2016 and is expected to further rise to RMB 1 . 42 trillion (approximately $ 0 . 20 trillion) in 2021 . • Xinjiang’s road mileage increased from 165 . 9 thousand kilometers in 2012 to 185 . 2 thousand kilometers in 2017 . • The volume of road freight in Xinjiang grew at a CAGR of 7 . 4 % from 596 . 2 million tons in 2013 to 850 . 3 million tons in 2018 and is projected to further increase to 1 , 154 . 1 million tons in 2023 . • Market growth is primarily driven by continuous road upgrading and economic development in the area . Xinjiang road mileage Xinjiang expressway mileage

21

Current Environment and Future Trends


China Road Mileage
Unit: thousand kilometers
890.2
962.9
1278.5
4008.2
4773.5
1978
1986
1998
2010
2017

Start-up Stages 1949~1978

- Reconstructed the original road and built mass of new roads
- The road level was relatively low but was able to suited with the economic development

Initial Stage 1978~1986

- With the recovery of national economy, the demand for trucking service increased largely
- The low-level roads could not meet the rapid economic development

Rapid-growth Stage 1986~1998

- Government specified that transportation industry was the bottleneck industry of China's economy
- The overall transportation industry experienced structural adjustment.

Mature Stage 1998~2010

- China's economic transformation promoted the requirement of transportation efficiency
- China road mileage largely increased especially the expressway

Perfecting Stage 2010~2030

- China's trucking service market enters the perfecting stage
- The growth rate of road mileage and market size of the industry is slowing down

Source: The Frost & Sullivan Analysis

Future Trends

- Development of comprehensive transportation network
- Environmental-friendly transportation vehicles
- Increasing industry concentration with increasing operational standardization

22

Competition

盐港明珠

Ranking of Top 5 Trucking Service Providers (Guangdong), 2017

Rank	Company Name	Revenue (RMB Millions)	Market Share(%)
1	Company A	149.6	0.16%
2	**Mingzhu**	144.0	0.16%
3	Company B	131.0	0.14%
4	Company C	129.0	0.14%
5	Company D	105.2	0.11%
	Total Revenue of Top 5 Players	658.8	0.71%
	Other Players	92,153.6	99.29%
	Total	92,812.4	100%

** Source: The Frost and Sullivan Report, July 2019*

- Highly competitive and fragmented with thousands of small players, none of which dominates the market.
- Ranked 2nd largest trucking service provider in the Guangdong region*.
- Top 5 players only accounted for 0.71% of the transportation service market in the Guangdong region in 2017*.
- Service and price are the principal factors considered by customers in the trucking service industry.
- Increasing entry barriers include: 1) having an established transportation network with multiple transport lines that can support the transport needs of customers, heavy initial, 2) subsequent capital investments for acquiring manpower, equipment, and for business expansion, and long-term customer relationships, and 3) customers' preference for working with businesses with an existing track record and a strong reputation.

Total Revenue of Trucking Service Market in Guangdong in 2017: RMB92.8 billion (approximately $13.5 billion)

23

Comparable Valuation

Company Name	Ticker	Price 4/23/20	Mkt Cap ($M)	EV 4/23/20	BVPS (MRQ)	EPS TTM	EPS FY20E	EPS FY21E	P/E TTM	P/E FY20E	P/E FY21E	Revenue TTM	Revenue FY20E	Revenue FY21E	EV/Revenue TTM	EV/Revenue FY20E	EV/Revenue FY21E	P/B (MRQ)
TRUCKING																		
Old Dominion Freight Line, Inc.	ODFL	$141.25	$16,879	$15,970	$25.77	$5.11	$4.84	$5.70	27.6x	29.2x	24.8x	$4,110	$3,940	$4,330	3.9x	4.1x	3.7x	5.5x
Knight-Swift Transportation Holdings Inc.	KNX	$35.32	$5,996	$6,920	$33.34	$1.67	$1.70	$2.17	21.1x	20.8x	16.3x	$4,760	$4,440	$4,730	1.5x	1.6x	1.5x	1.1x
Schneider National, Inc.	SNDR	$20.80	$3,684	$3,560	$12.63	$0.83	$1.12	$1.34	25.1x	18.6x	15.5x	$4,750	$4,510	$4,740	0.7x	0.8x	0.8x	1.6x
Werner Enterprises, Inc.	WERN	$39.58	$2,734	$3,040	$16.05	$2.38	$1.91	$2.29	16.6x	20.7x	17.3x	$2,460	$2,380	$2,490	1.2x	1.3x	1.2x	2.5x
BEST Inc.	BEST	$5.54	$2,175	$2,960	$1.45	($0.08)	($0.08)	$1.80	NM	NM	3.1x	$5,053	$5,583	$6,931	0.6x	0.5x	0.4x	3.8x
Saia, Inc.	SAIA	$77.50	$2,020	$2,150	$31.61	$4.30	$3.94	$5.11	18.0x	19.7x	15.2x	$1,790	$1,790	$1,950	1.2x	1.2x	1.1x	2.5x
Heartland Express, Inc.	HTLD	$19.31	$1,571	$1,470	$8.42	$0.84	$0.64	$0.83	23.0x	30.2x	23.3x	$624	$650	$666	2.4x	2.3x	2.2x	2.3x
Marten Transport, Ltd.	MRTN	$21.47	$1,177	$1,120	$11.11	$1.11	$0.96	$1.15	19.3x	22.4x	18.7x	$863	$855	$905	1.3x	1.3x	1.2x	1.9x
ArcBest Corporation	ARCB	$18.23	$462	$535	$30.03	$1.51	$1.25	$2.27	12.1x	14.6x	8.0x	$2,990	$2,860	$3,000	0.2x	0.2x	0.2x	0.6x
Universal Logistics Holdings, Inc.	ULH	$13.24	$360	$862	$7.52	$1.34	$1.34	$2.35	9.9x	9.9x	5.6x	$1,510	$1,470	$1,580	0.6x	0.6x	0.5x	1.8x
US Xpress Enterprises, Inc.	USX	$3.84	$193	$842	$4.70	($0.08)	($0.11)	$0.48	NM	NM	8.0x	$1,710	$1,740	$1,850	0.5x	0.5x	0.5x	0.8x
P.A.M. Transportation Services, Inc.	PTSI	$30.05	$173	$417	$23.30	($0.31)	$3.01	$4.39	NM	10.0x	6.8x	$515	$497	$504	0.8x	0.8x	0.8x	1.3x
Covenant Transportation Group, Inc.	CVTI	$7.09	$127	$458	$18.91	$0.45	$0.19	$1.16	15.8x	37.3x	6.1x	$895	$833	$872	0.5x	0.5x	0.5x	0.4x
Daseke, Inc.	DSKE	$1.36	$88	$758	$1.14	($4.86)	($0.29)	($0.05)	NM	NM	NM	$1,740	$1,590	$1,650	0.4x	0.5x	0.5x	1.2x
Roadrunner Transportation Systems, Inc.	RRTS	$2.23	$85	$485	$1.47	($10.62)	($0.67)	($0.37)	NM	NM	NM	$1,850	$1,670	$1,700	0.3x	0.3x	0.3x	1.5x
YRC Worldwide Inc.	YRCW	$1.54	$58	$1,180	($13.09)	($3.13)	($2.83)	($0.48)	NM	NM	NM	$4,870	$4,300	$4,580	0.2x	0.3x	0.3x	NM
USA Truck, Inc.	USAK	$3.83	$33	$225	$9.58	($0.55)	($0.23)	$0.66	NM	NM	5.8x	$523	$495	$529	0.4x	0.5x	0.4x	0.4x
Patriot Transportation Holding, Inc.	PATI	$9.32	$31	$16	$13.08	$0.12	NA	NA	77.7x	NA	NA	$105	NA	NA	0.2x	NA	NA	0.7x
INTEGRATED FREIGHT & LOGISTICS																		
United Parcel Service, Inc.	UPS	$99.45	$85,373	$110,630	$3.81	$5.11	$6.31	$7.45	19.5x	15.8x	13.3x	$74,090	$71,250	$75,850	1.5x	1.6x	1.5x	26.1x
FedEx Corporation	FDX	$120.88	$31,580	$64,290	$72.08	($1.34)	$9.28	$10.14	NM	13.0x	11.9x	$69,670	$68,500	$70,220	0.9x	0.9x	0.9x	1.7x
ZTO Express (Cayman) Inc.	ZTO	$28.79	$22,568	$20,410	$6.39	$0.90	$1.05	$1.29	32.0x	27.5x	22.3x	$3,127	$3,675	$4,580	6.5x	5.6x	4.5x	4.5x
Expeditors International of Washington, Inc.	EXPD	$70.22	$11,796	$11,210	$12.94	$3.39	$3.09	$3.60	20.7x	22.7x	19.5x	$8,180	$7,910	$8,380	1.4x	1.4x	1.3x	5.4x
J.B. Hunt Transport Services, Inc.	JBHT	$100.87	$10,638	$11,980	$21.64	$4.66	$4.16	$5.44	21.6x	24.2x	18.5x	$9,360	$8,880	$9,630	1.3x	1.3x	1.2x	4.7x
C.H. Robinson Worldwide, Inc.	CHRW	$70.48	$9,257	$10,860	$12.39	$4.19	$3.13	$3.85	16.8x	22.5x	18.3x	$15,310	$14,350	$15,460	0.7x	0.8x	0.7x	5.7x
XPO Logistics, Inc.	XPO	$64.06	$5,836	$12,620	$29.26	$3.57	$3.83	$4.92	17.9x	16.7x	13.0x	$16,650	$16,130	$16,920	0.8x	0.8x	0.7x	2.2x
Landstar System, Inc.	LSTR	$101.75	$3,904	$3,790	$18.28	$5.72	$4.41	$5.30	17.8x	23.1x	19.2x	$3,980	$3,680	$3,980	1.0x	1.0x	1.0x	5.6x
Hub Group, Inc.	HUBG	$45.80	$1,554	$1,760	$31.61	$3.20	$2.74	$3.29	14.3x	16.7x	13.9x	$3,670	$3,580	$3,770	0.5x	0.5x	0.5x	1.4x
Forward Air Corporation	FWRD	$49.16	$1,379	$1,580	$20.72	$3.04	$1.97	$2.86	16.2x	25.0x	17.2x	$1,410	$1,370	$1,470	1.1x	1.2x	1.1x	2.4x
Air Transport Services Group, Inc.	ATSG	$19.41	$1,157	$2,590	$7.82	$0.79	$1.38	$1.58	24.6x	14.1x	12.3x	$1,450	$1,520	$1,650	1.8x	1.7x	1.6x	2.5x
Air T, Inc.	AIRTP	$22.00	$530	$610	$7.69	$3.41	NA	NA	6.5x	NA	NA	$273	NA	NA	2.2x	NA	NA	2.9x
Echo Global Logistics, Inc.	ECHO	$14.95	$401	$639	$14.03	$0.31	$0.91	$1.29	48.2x	16.4x	11.6x	$2,200	$2,130	$2,310	0.3x	0.3x	0.3x	1.1x
Mean									**22.7x**	**20.5x**	**14.1x**				**1.2x**	**1.2x**	**1.1x**	**3.2x**
Median									**19.3x**	**20.7x**	**14.6x**				**0.8x**	**0.8x**	**0.8x**	**2.1x**

Note: Comparables include all Nasdaq or NYSE listed companies meeting criteria of: i) stock price > $1; ii) Sector: Industrials; iii) Industry: Trucking and Integrated Freight & Logistics.

Source: Yahoo Finance

盐港明珠

24 Financial Highlights EPS ($) Revenue ($’000) and Operating Margin (%) ▪ Revenue increased by 6.4% to $29.4 million for 2019 and the increment was mainly attributable to the new customers obtained in the second half of 2019 and new air freight business started in July 2019 ▪ Operating margin decreased by 5.5 % to 9.1% for 2019, primarily due to the increased operation expense, where the increase in transportation costs incurred during August and September of 2019 as we secured more subcontractors to expand our transportation network ▪ EPS was $0.18 for 2019 as compared to $0.31 for 2018 20,616 27,647 29,411 11.2% 14. … 9.1% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2017 2018 2019 0.13 … 0.18 2017 2018 2019 US Dollars

25 Income Statement Income Statement ($’000, except per share data) 2018 2019 Revenues 27,647 29,411 Transportation costs 22,399 25,358 General and administrative expenses 1,147 1,299 Sales and marketing expenses 66 78 Total costs and expenses 23,612 26,735 Income from operations 4,035 2,675 Interest expenses (355) (371) Other expenses (8) (13) Other income 190 172 Total other expenses, net (174) (211) Income before income taxes 3,861 2,464 Provision for income taxes 1,006 821 Net income 2,855 1,643 Foreign currency translation adjustment (420) (121) Comprehensive income 2,435 1,522 Weighted average number of shares 9,250 9,250 EPS - basic and diluted 0.31 0.18

26 Balance Sheet Balance Sheet (US$ thousands) 2018 2019 Cash 648 224 Restricted cash 160 0 Accounts receivable, net 7,393 10,884 Operating supplies 4 0 Prepayments 1,868 1,934 Other receivables 443 430 Amount due from related parties 52 1,955 Total Current Assets 10,568 15,426 Property and equipment, net 4,989 4,595 Deferred tax assets 22 20 Deposits 305 345 Total Assets 15,884 20,386 Short - term bank borrowings 1,214 2,607 Accounts payable 845 1,566 Other payables and accrued liabilities 956 626 Amount due to related parties 193 740 Tax payable 1,398 2,206 Current maturities of long - term bank borrowings 175 1,120 Current portion of capital lease and financing obligations 737 711 Current maturities of loans from other financial institutions - 265 Total Current Liabilities 5,517 9,841 Long - term bank borrowings 1,134 0 Long - term loans from other financial institutions - 356 Long - term portion of capital lease and financing obligations 727 162 Total other liabilities 1,861 518 Total Liabilities 7,379 10,359 Ordinary shares 9 9 Share subscription receivables (847) - 847 Additional paid - in capital 4,115 4,115 Statutory reserves 538 760 Retained earnings 4,821 6,241 Accumulated other comprehensive (loss) income (131) - 252 Total Shareholders' Equity 8,505 10,027 Total Liabilities and Shareholders' Equity 15,884 20,386

27 Statement of Cash Flows (US$ thousands) 2018 2019 Net income 2,855 1,643 Loss on disposal of equipment 7 (26) Provision of doubtful accounts 64 34 Amortization of deferred financing fees 218 176 Depreciation for property and equipment 1,375 1,366 Deferred income tax expenses(benefit) 3 2 Changes in operation assets and liabilities Accounts receivable (72) (3,645) Operating supplies 167 4 Prepayments (536) 292 Other receivables 247 (35) Deposits 88 34 Accounts payable (803) 742 Other payables and accrued liabilities (377) (314) Tax payables 565 844 Net cash provided by (used in) operating activities 3,799 1,117 Purchase of equipment (109) (917) Proceeds from disposal of equipment 92 - Net cash provided by (used in) investing activities (17) (917) Proceeds from short - term bank borrowings 1,816 3,329 Repayment of short - term bank borrowings (3,581) (1,911) Proceeds from long - term bank borrowings 1,362 - Repayment of long - term bank borrowings (757) (174) Proceeds from other financial institutions - 642 Repayments of loans from other financial institutions - (95) Repayment of obligations under capital leases (1,179) (1,078) Amounts advanced from related parties 7,305 9,263 Repayments to related parties (8,548) (10,766) Capital contribution 3,917 - Capital distribution (3,630) - Net cash provided by (used in) financing activities (3,295) (789) Effect of exchange rate change on cash (32) 4 Net change in cash and restricted cash 456 (585) Cash and restricted cash - BoP 353 808 Cash and restricted cash - EoP 808 224 Statement of Cash Flows

28 Contacts At the Company : Dennis Tan +86 150 1854 1833 company@szygmz.com Investor Relations: Tony Tian +1 732 910 9692 ttian@weitianco.com At the Underwriter: Douglas K. Aguililla +1 561 620 0306 ext. 128 dougagui@viewtrade.com